UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G39973105

(CUSIP Number)

Bing Zhang

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

+86-138-1035-5988

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39973105	SCHEDULE 13D/A	Page 2 of 9 pages

1	NAME OF REPORTING PERSONS Happy Starlight Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,952,863
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,952,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,952,863
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%*
14	TYPE OF REPORTING PERSON CO

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 3 of 9 pages

1	NAME OF REPORTING PERSONS Bing Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 760,000
	8	SHARED VOTING POWER 18,952,863
	9	SOLE DISPOSITIVE POWER 760,000
	10	SHARED DISPOSITIVE POWER 18,952,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,712,863
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%*
14	TYPE OF REPORTING PERSON IN

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 4 of 9 pages

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on February 14, 2020 and the Amendement No.1 to the Schedule 13D filed with the SEC on May 5, 2021 (as amended to date, the “Schedule 13D”), by Happy Starlight Limited (“HSL”) and Mr. Bing Zhang (HSL, together with Mr. Bing Zhang, the “Reporting Persons”), relating to the ordinary shares, par value $0.0001 per share (“Shares”), of Glory Star New Media Group Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

The class of equity securities to which this Schedule 13D relates is the Shares, par value $0.0001 per share, of the Issuer, a Cayman Island company with its principal executive offices located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, People’s Republic of China.

Shares of the Issuer are listed on the Nasdaq Capital Market under the symbol “GSMG.”

Item 3. Source and Amount of Funds or Other Consideration.

The Shares that the Reporting Persons beneficially own were acquired in connection with the incorporation of the Issuer.

This Schedule 13D is being filed because of the facts and circumstances described in Items 4 and 5. This filing is not being made as a result of any particular acquisitions or dispositions of Shares by the Reporting Persons.

Mr. Bing Zhang has entered into non-binding financing discussions with third party financing sources for the Proposed Acquisition (as defined below) described in Item 4.

The descriptions of the principal terms of the Proposal (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Schedule D is hereby supplemented by adding the following:

On March 13, 2022, Mr. Bing Zhang (“Mr. Zhang”) submitted a non-binding proposal letter (the “Proposal”) to the Issuer’s board of directors (the “Board”) related to the proposed acquisition of all of the Shares not beneficially owned by Mr. Zhang and his affiliates on the terms and conditions set forth in the Proposal (the “Proposed Acquisition”).

In the Proposal, Mr. Zhang, among other things, (i) proposed to acquire all of the outstanding Shares of the Issuer not already beneficially owned by him and his affiliates for US$1.27 per Share in cash, representing a premium of approximately 44.3% to the closing trading price of the Shares on March 11, 2022, the last trading day prior to the date of the Proposal; (ii) expressed his intention to finance the Proposed Acquisition with rollover equity in the Issuer and cash contributions from him and third party financing sources; and (iii) indicated that upon the Board’s approval, he is prepared to negotiate and finalize definitive agreements in connection with the Proposed Acquisition and related transactions in an expeditious manner.

The Proposal provides that no binding obligation on the part of the Issuer or Mr. Zhang shall arise with respect to the Proposed Acquisition unless and until definitive agreements have been executed.

If the Proposed Acquisition is consummated as proposed, the Issuer’s Shares will be delisted from the NASDAQ Capital Market and deregistered under Section 12 of the Act.

References to the Proposal in this statement are qualified in their entirety by reference to the Proposal itself, which is attached hereto as Exhibit B and incorporated by reference as if set forth in its entirety.

Except as set forth in this statement, the Reporting Persons have no other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons do not intend to disclose developments with respect to the foregoing unless and until the parties agree to definitive documents with respect to the Proposed Acquisition, if any, except as may be required by law.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 5 of 9 pages

Item 5. Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

(a) HSL beneficially owns an aggregate of 18,952,863 Shares, and Mr. Zhang, by virtue of his ownership and control of HSL, is deemed to beneficially own an aggregate of 19,712,863 Shares, of which 18,952,863 Shares are directly beneficially owned by HSL and 760,000 Shares are directly beneficially owned by Mr. Zhang, which represents approximately 28.9% ownership of such outstanding class of the Issuer’s Shares. The percentage calculation is based upon 68,122,402 Shares outstanding of the Issuer as of February 28, 2022.

(b) The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power *	Sole Dispositive Power	Shared Dispositive Power
HSL	0	18,952,863	0	18,952,863
Bing Zhang	760,000	18,952,863	760,000	18,952,863

*	Mr. Bing Zhang is a director and sole shareholder of HSL. As such, Mr. Zhang is deemed to be the beneficial owner of all of the outstanding Shares held by HSL.

(c) Except as described in Item 4, during the past 60 days, none of the Reporting Persons has effected any transactions in the Shares.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule D is hereby supplemented by adding the following exhibits:

Exhibit Number	Description
A	Joint Filing Agreement between Bing Zhang and Happy Starlight Limited.
B	Non-Binding Proposal Letter from Mr. Bing Zhang to the Board of Directors of the Issuer dated as of March 13, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 6 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2022

Bing Zhang

By:	/s/ Bing Zhang
Name:	Bing Zhang, an individual

Happy Starlight Limited
a British Virgin Islands company

By:	/s/ Bing Zhang
Name:	Bing Zhang, Sole Director

[Signature Page to Schedule 13D Amendment – Glory Star New Media Group Holdings Limited]

CUSIP No. G39973105	SCHEDULE 13D/A	Page 7 of 9 pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate. The undersigned each expressly authorize each other to file any and all amendments to such statement on their behalf. The undersigned agree that this joint filing agreement may be signed in counterparts.

Dated: March 14, 2022

Bing Zhang

By:	/s/ Bing Zhang
Name:	Bing Zhang, an individual

Happy Starlight Limited
a British Virgin Islands company

By:	/s/ Bing Zhang
Name:	Bing Zhang, Sole Director

CUSIP No. G39973105	SCHEDULE 13D/A	Page 8 of 9 pages

EXHIBIT B

March 13, 2022

The Board of Directors (“Board”)

Glory Star New Media Group Holdings Limited

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing 100016

People’s Republic of China

Dear Sirs:

I, Mr. Bing Zhang (“Mr. Zhang”), founder and CEO of Glory Star New Media Group Holdings Limited (the “Company”), am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all outstanding ordinary shares of the Company that are not already beneficially owned by me and my affiliates on the principal terms and conditions described in this letter in a going private transaction (the “Transaction”). My affiliates and I beneficially own approximately 28.9% of the all the issued and outstanding ordinary shares of the Company.

I believe that the Proposal provides a very attractive opportunity to the Company’s shareholders. The Proposal represents a premium of 44.3% to the closing price of the Company’s ordinary shares on March 11, 2022. I am confident that I can consummate the Transaction as outlined in this letter.

Set forth below are the key terms of the Proposal.

1.	Buyer. I intend to form an acquisition vehicle for the purpose of implementing the Transaction. Please note that I am currently interested only in pursuing the Transaction and I am not interested in selling my shares in any other transaction involving the Company.

2.	Transaction and Purchase Price. I propose to acquire all of the outstanding ordinary shares of the Company not already beneficially owned by me and my affiliates at a purchase price equal to US$1.27 per ordinary share, as the case may be, in cash.

3.	Financing. I intend to finance the Transaction with a combination of debt and/or equity capital. Equity financing is expected to be provided in the form of rollover equity in the Company and cash contributions from me and third party sponsors. Debt financing is expected to be provided by loans from third party financial institutions. I expect definitive commitments for the required financing, subject to terms and conditions set forth therein, to be in place when the Company enters into the definitive agreements.

4.	Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to customary confidentiality agreement.

5.	Process. I believe that the Transaction will provide superior value to the Company’s public shareholders. I recognize of course that the Board will evaluate the Transaction independently before it can make its determination to endorse it. Given my involvement in the Transaction, I expect that the independent members of the Board will proceed to consider the Proposal and the Transaction.

6.	Confidentiality. I will, as required by law, promptly file a Schedule 13D with the Securities and Exchange Commission to disclose this letter. I am sure you will agree, however, that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

7.	No Binding Commitment. This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest of mine and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

8.	Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

In closing, I would like to express my commitment to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact me. I look forward to hearing from you.

* * *

CUSIP No. G39973105	SCHEDULE 13D/A	Page 9 of 9 pages

By:

/s/ Bing Zhang
Bing Zhang